SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________

FORM 6-K

____________

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2004

CE FRANKLIN LTD.

(Translation of Registrant’s Name into English)

Suite 1900, 300 5th Avenue S.W.

Calgary, Alberta, Canada T2P 3C4

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___XXX___

    Form 40-F _________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnished the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _________    No ___XXX___

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________)

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  March 31, 2004

CE FRANKLIN LTD.

By: “signed”

Name: Denise Jones

Title:    Controller

NEWS RELEASE

FOR IMMEDIATE RELEASE

CE Franklin sells its 50% interest in Brittania Industries Inc.

Calgary, Alberta, March 31, 2004 - CE FRANKLIN LTD. (TSX.CFT, AMEX.CFK) announced today that it has sold its 50% interest in Brittania Industries Inc. to its joint venture partner for proceeds of $960,000.  No gain or loss on disposition resulted from the transaction.  The proceeds will be used to reduce the Company’s bank operating loan.

“Brittania was not a strategic fit for CE Franklin.  Its products and services provided no synergies with our core business and competencies,” said Michael West, Chairman, President and Chief Executive Officer.   “This divestiture should enhance shareholder value.”

About CE Franklin

CE Franklin distributes products and related services to the Canadian oil and gas industry, including projects involving drilling and completions, production and maintenance and capital construction. In addition, we are an important provider of materials to other resource based industries. We serve our customers through our network of 37 branches across Canada – from British Columbia to Ontario – as well as internationally.

Our employees are committed to delivering on the promises we have made to our customers, partners, vendors, communities and shareholders. We promise to listen, to improve, to work in partnership, to improve economics, to generate new ideas and to create and build value.

This news release includes forward looking statements within the meaning of section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934.  Although the Company believes that its expectations are based on reasonable assumptions, it can give no assurance that expected results will be achieved. Important factors that could cause actual results to differ materially from those in the forward looking statements herein include economic conditions, seasonality of drilling activity, commodity prices for oil and gas, currency fluctuations and government regulations, and other risks and uncertainties as described in the Company’s 2002 Annual Report on Form 20-F as filed with the United States Securities and Exchange Commission.

For Further Information Contact:

Michael West

Sam Secreti

Chairman, President and CEO

Chief Financial Officer

403-531-5602

403-531-5603

mwest@cefranklin.com

ssecreti@cefranklin.com

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